Exhibit 99.1

SinoTech Announces Receipt of NASDAQ Delisting Notice

Beijing, September 21, 2011 — SinoTech Energy Limited (NASDAQ: CTE, “SinoTech” or the “Company”), a provider of enhanced oil recovery (“EOR”) services in China, today announced that it has received a letter dated September 15, 2011 from The NASDAQ Stock Market LLC (“NASDAQ”), stating that continued listing of the Company’s securities on NASDAQ is no longer warranted.  NASDAQ staff members, exercising their discretionary authority, have determined to delist the Company’s securities based on public interest concerns under NASDAQ Listing Rule 5101 and the Company’s failure to provide NASDAQ with certain information requested by NASDAQ on a timely basis, as required by NASDAQ Listing Rule 5250(a).  Trading in the Company’s stock has been halted by NASDAQ since August 16, 2011.

Pursuant to the NASDAQ letter, the Company has until September 22, 2011 to request a hearing and appeal NASDAQ’s determination.  If NASDAQ Hearings Department does not receive such a request from the Company by September 22, 2011, the Company expects that a Form 25-NSE will be filed with the Securities and Exchange Commission (“SEC”), which will remove the Company’s securities from listing and registration on NASDAQ. The Company currently intends to request a hearing and appeal NASDAQ’s determination before the September 22, 2011 deadline.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, SinoTech’s delisting from The NASDAQ Stock Market, the description of the events giving rise to such delisting and related matters. These forward-looking statements involve known and unknown risks and uncertainties including uncertainties regarding the facts giving rise to the delisting from the NASDAQ Stock Market, as well as risks and uncertainties disclosed in SinoTech’s filings with the United States Securities and Exchange Commission, and are based on information available to SinoTech’s management as of the date hereof and on its current expectations. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. SinoTech undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

Investor and media inquiries:

Ms. Rebecca Guo

SinoTech Energy Limited, Beijing

+ 86-10-8712-5567

rebecca.guo@sinotechenergy.com

Brunswick Group LLP

Ms. Yue Yu

+86-10-6566-2256

sinotech@brunswickgroup.com

Source: SinoTech Energy Limited